

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 15, 2019

Scott Absher
Chief Executive Officer
ShiftPixy, Inc.
1 Venture, Suite 150
Irvine, CA 92618

> **Re: ShiftPixy, Inc.**
> **Form S-3 filed April 2, 2019**
> **File No. 333-230682**

Dear Mr. Absher:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-3 filed April 2, 2019

General

1. We note that the number of shares being registered for resale exceeds the number of your outstanding common shares held by non-affiliates. Given the size and nature of the offering, including certain characteristics of the convertible notes, as well as the relatively short period for which the selling stockholders have held the securities, the transaction appears to be an indirect primary offering. If the offering is a primary offering, you should refile on an appropriate form that the issuer is eligible to use for a primary offering. In addition, you must fix the offering price of the securities for the duration of the offering and identify the selling stockholders as underwriters on the prospectus cover page. In the alternative, provide an analysis of why you believe this is not an indirect primary offering, taking into consideration each of the factors identified in Securities Act Forms Compliance and Disclosure Interpretations 214.02. Please also address the

conversion price adjustment under Section 7 of the Form of Senior Convertible Note, which would reduce the conversion price in a number of circumstances, including in the event subsequent offerings price below the conversion price.

2.   Please revise your disclosure to describe the potentially dilutive nature of any conversion of the Senior Convertible Notes or exercise of warrants. Describe the events that will trigger an adjustment to the conversion price and explain how the conversion price will be adjusted.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kim McManus, Senior Attorney, at 202-551-3215 or Sonia Barros, Assistant Director, at 202-551-3655 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate and
Commodities

cc: Lynne Bolduc